BACCHUS LAW GROUP	1511 West 40th Avenue
Corporate & Securities Law	Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

June 6, 2006

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Novori Inc. (the “Company”)
Registration Statement on Form SB-2
Amendment No. 2
File No. 333-130344

In response to your comment letter dated April 28, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 2 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

General

1.	There appears to be some redundancy in your risk factors, particularly in risk factors 3 and 11-14, which relate to market risks. Please delete risk factor 3 as it overlaps with risk factor 14 and also because it may confuse investors through its implication that there is a market for your stock and a following among market analysts for that stock. If you believe that risk factor 3 contains information that is not repeated in risk factor 14, then consolidate this information into risk factor 14. In addition, since risk factor 11 clearly discloses that there is no market for your securities, this risk factor should be the first of these market-related risk factors to be presented.

RESPONSE:

Risk factor 3 has been removed and the other changes that you suggested have been implemented.

Consolidated Financial Statements

1.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

RESPONSE:

The financials have been updated to include statements as of February 28, 2006.

Note 4. Related Party Transactions, page F-10

2.

We note your response to comment 16. Please disclose how you determined the fair value of the donated equipment and the office space rent.

RESPONSE:

This note is now Note 5 and has been amended to read as follows:

The Company is provided with office premises with a fair value of $636 (CDN$750) per month was provided at no charge from a company owned principally by directors of the Company. The fair value was based upon the monthly out-of-pocket cost incurred by the director’s company. During the nine month period ended February 28, 2006, rent of $5,714 (CDN$6,750) was charged to operations and recorded as donated capital. During the fiscal year ended May 31, 2005, rent of $6,043 (CDN$7,500) was charged to operations and recorded as donated capital.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC